Exhibit 99.6

SERVICES AGREEMENT

This Agreement is entered into as of January 15, 2003 by and between SurgiCare, Inc. (hereafter called "SurgiCare"), 12727 Kimberley Lane, Suite 200, Houston, Texas, a Delaware corporation, and SMT Marketing, LLC (hereafter called "Contractor"), with reference to the following facts:

A. SurgiCare currently owns and manages Ambulatory Surgical Centers.
B. SurgiCare desires to utilize Contractor to assist in marketing and brand development of SurgiCare.

Now, therefore, in consideration of the mutual agreements hereinafter contained, the parties hereby agree as follows:

1. Services. The Contractor agrees to provide SurgiCare with various marketing services which may include:

  Research, analysis and development of brand positioning, including naming and logo creation
  Development of letterhead, envelope, business card and powerpoint template based on new logo and brand identity.
  Brochure development incorporating graphics from web site
  Concept, design and development of a portable display for use at meetings and trade shows based on new brand identity.

2. Independent Contractor. It is understood that Contractor is contracted, not as an employee or representative of SurgiCare, but as an independent contractor. Contractor is responsible for all taxes attributable to income, including self-employment taxes received from this agreement. SurgiCare will file necessary tax information and reports as required by federal, state, and local taxing authorities.
3. Fees. Contractor will submit an invoice for each assignment at an pre-agreed upon flat fee per project. Travel expenses will be reimbursed by SurgiCare.
4. Assignment. SurgiCare shall be the owner of completed analysis, reports, and marketing materials prepared by Contractor. Contractor assigns and transfers to SurgiCare, and its successors and assigns, all right, title, and interest to the work covered by this agreement.
5. Ownership. SurgiCare is free to reproduce, in whole or in part, to utilize the work in any and all projects of its choosing, and to utilize, in any and all formats, including advertising and promotional purposes in marketing SurgiCare products or services.
6. Confidentiality. Contractor agrees, in good faith, not to divulge to any person, firm, or corporation any activities or information concerning SurgiCare's products, processes, personnel and or marketing and acquisition strategies.

In witness whereof, the parties have duly executed this Agreement as of the date first written above.

Contractor:       SMT Marketing, LLC

          By: ______/s/ Terry Isgrigg________

SURGICARE: __/s/ Keith LeBlanc_______

          By: ______Keith LeBlanc_________
          Title: _____CEO________________